SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1. Tat Technologies Ltd. Press Release re TAT Technologies Reports Fourth Quarter 2005 Results dated March 30, 2006.

                                                                          ITEM 1


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Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports Fourth Quarter 2005 Results

Thursday March 30, 9:10 am ET

GEDERA, Israel, March 30 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ/NMS: TATTF - News), which is engaged in the manufacture, repair and overhaul of heat transfer equipment and other various accessories mainly in aircraft, reported today a net profit of $1,533,381 pre-tax and 976,806 after tax on revenues of $17,307,460 in the fourth quarter ended December 31, 2005 compared to a net profit of $1,255,153 pre-tax and $908,285 after tax on sales of $ 8,070,231 for the same period of 2004.

For the year ended December 31, 2005 the company reported a net profit of $5,659,019 pre-tax and $3,523,338 after tax on revenues of $49,060,951 compared to a net profit of $5,408,335 pre-tax and $3,741,514 after tax on revenues of $33,242,686 for the same period of 2004.

The revenues in 2005 ($ 49,060,951) increased by 47.6% compared to revenues in 2004 ($33,242,686), mainly as a result of the recent acquisition by the Company of Piedmont Aviation Component Services ("Piedmont").

The net, pre-tax profit ($ 5,659,019) represents an increase of 4.64% compared to the net, pre-tax profit in 2004 ($5,408,335). In conjunction herewith, it is noted that in view of the short period that evolved since the acquisition of Piedmont the current profitability for the said subsidiary cannot as yet be considered as representative.

The change in revenues is mainly due to increase in our repair and overhaul activities in the USA through our subsidiary there.

The increase in net profit pre-tax results mainly from increases in revenues and gross profit.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

    TAT TECHNOLOGIES LTD.
    CONSOLIDATED STATEMENTS OF OPERATIONS
    (Amounts in Thousands U.S $, Unaudited)

                               Three Months Ended  Year Ended
                               December 31         December 31
                               2004      2005      2004       2005

                               ($)                 ($)        ($)
    Revenues                   8,070     17,307     33,243     49,061
    Gross Profit               2,903      3,907     11,077     13,525
    R&d Expenses                  26         17        124         71
    Other Income                   7         75         54        286
    Income from Operations
     before Income Taxes       1,255      1,533      5,408      5,659
    Income Tax                   347        556      1,667      2,136
    Net Income                   908        977      3,741      3,523
    Earnings Per Share        $ 0.15       0.16     $ 0.73       0.58
    Weighed Average Shares
     Outstanding           6,042,671  6,042,671  5,149,689  6,042,671

    AT THE COMPANY
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                 Chief Financial Officer


Date: March 30, 2006